SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. Five)

Sound Financial Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

 83607A 100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]   Rule 13d-1(b)
    [   ]   Rule 13d-1(c)
    [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83607A 100

1	NAMES OF REPORTING PERSONS
Sound Financial Bancorp, Inc. Employee Stock Ownership Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Not applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
176,964

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
176,964

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
176,964

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

CUSIP NO. 83607A 100

ITEM 1(a)	NAME OF ISSUER: Sound Financial Bancorp, Inc.
ITEM 1(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 2400 3rd Avenue, Ste 150 Seattle, Washington 98121
ITEM 2(a)	NAME OF PERSON FILING: Sound Financial Bancorp, Inc. Employee Stock Ownership Plan (the "Plan")
ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The business address of the Plan is: c/o Sound Financial Bancorp, Inc. 2400 3rd Avenue, Ste 150 Seattle, Washington 98121
ITEM 2(c)	CITIZENSHIP: Not applicable.
ITEM 2(d)	TITLE OF CLASS OF SECURITIES Common stock, par value $.01 per share (the "Common Stock").
ITEM 2(e)	CUSIP NUMBER: 83607A100

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
	(f)	[X ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J); and
	(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________

ITEM 4
OWNERSHIP:

The Plan holds an aggregate of 176,964 shares of Common Stock (7.0% of the outstanding shares), with respect to which the trustee of the Plan (the "Trustee") has shared voting and dispositive powers.

The Trustee may be deemed to beneficially own the 176,964 shares held by the Plan.  However, the Trustee expressly disclaims beneficial ownership of all of such shares.  Other than the shares held by the Plan, the Trustee does not beneficially own any shares of Common Stock.

Pursuant to the Plan, participants are entitled to instruct the Trustee as to the voting of the shares allocated to their Plan accounts.  On each issue with respect to which shareholders are entitled to vote, the Trustee is required to vote the shares held by the Plan which have not been allocated to participant accounts in the manner directed under the Plan.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not applicable.
ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not applicable.
ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable.
ITEM 9	NOTICE OF DISSOLUTION OF GROUP: Not applicable.

ITEM 10
CERTIFICATIONS

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2018	SOUND FINANCIAL BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN

	By:	PPA Law Group, PLLC, as Trustee

	By:	/s/ Tony Panagiotu_____________________________
	Name:	Tony Panagiotu
	Title:	Managing Member

Date: February 9, 2018	PPA LAW GROUP, PLLC

	By:	/s/ Tony Panagiotu
	Name:	Tony Panagiotu
	Title:	Managing Member

February 9, 2018

Sound Financial Bancorp, Inc. Employee Stock Ownership Plan
2400 3rd Avenue, Ste 150
Seattle, Washington 98121

Dear Sir/Madam:

This letter hereby confirms the agreement and understanding between you and the undersigned that the Schedule 13G being filed with the Securities and Exchange Commission on or about this date is being filed on behalf of each of us.

Sincerely,

PPA LAW GROUP, PLLC

By:	/s/ Tony Panagiotu
Name:	Tony Panagiotu
Title:	Managing Member

SOUND FINANCIAL BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN

By:	PPA Law Group, PLLC, as Trustee

By:	/s/ Tony Panagiotu_______________________________
Name:	Tony Panagiotu
Title:	Managing Member